Exhibit 99.3

HÖEGH LNG PARTNERS LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

On December 1, 2016, the Partnership and its operating company entered into a Contribution, Purchase and Sale Agreement (the “Purchase Agreement”) with Höegh LNG Holdings Ltd. and one of its subsidiaries (“Höegh LNG”), pursuant to which the Partnership intends to (i) acquire (the “Acquisition”) 51% of the shares of Höegh LNG Colombia Holding Ltd. (“Grace Holding”), the sole owner of Höegh LNG FSRU IV Ltd. (“Höegh FSRU IV”) and Höegh LNG Colombia S.A.S. (“Höegh Colombia SAS”), the entities that own and operate the Höegh Grace, and (ii) contribute the acquired shares to its operating company. The purchase price for the Acquisition will be $188.7 million, less $96.9 million, the pro rata amount of indebtedness related to the Höegh Grace that is expected to be outstanding under the Grace Facility (as defined) as of the closing date of the Acquisition (the “Purchase Price”), subject to certain post-closing adjustments for working capital. In addition, pursuant to the Purchase Agreement, the Partnership has the option (the “Option”), exercisable with approval of the conflicts committee of the Partnership’s board of directors at any time on or before February 28, 2017 to purchase the remaining ownership interest in Grace Holding. The Purchase Price will be increased, pro rata, to the extent that the Partnership exercises all or any portion of the Option at any time on or prior to the closing date of the Acquisition (the “Closing Date”). To the extent the Partnership does not exercise the Option in full by February 28, 2017, the Partnership retains the right of first offer with respect to the remaining ownership interest in Grace Holding. The Partnership intends to issue 5,500,000 common units to fund the Purchase Price (the “Offering”). At the Partnership’s election, the Partnership could settle part of the Purchase Price and any purchase to the Option with a combination of cash and one or more promissory notes to Höegh LNG in an aggregate amount of up to $50 million.

The following unaudited pro forma condensed consolidated and combined carve-out balance sheet as of September 30, 2016 gives pro forma effect to the Acquisition of Grace Holding and the Offering as if the transactions had occurred on September 30, 2016. The unaudited pro forma condensed consolidated and combined carve-out statements of income for the nine months ended September 30, 2016 and for the year ended December 31, 2015 give the pro forma effect to the Acquisition and the Offering as if the transactions occurred on January 1, 2015.

Grace Holding, a Cayman Islands company, was incorporated on January 27, 2016 for the purpose of owning companies that own and operate the Höegh Grace, a floating storage regasification unit (the “FSRU” or the “vessel”) and the associated contracts for the time charter. Grace Holding is 100% owned by a subsidiary of Höegh LNG.

On November 1, 2014, Höegh FSRU IV entered into an International Leasing Agreement (“ILA”) with Sociedad Portuaria El Cayao S.A. E.S.P (“SPEC”, or the “Charterer”) for the lease of an FSRU that was being constructed by Hyundai Heavy Industries Co. Ltd. (“HHI”). The Höegh Grace will serve as a LNG import terminal in Cartagena, on the Atlantic coast of Colombia. The lease is expected to commence in December 2016. On November 1, 2014 Höegh LNG also entered into an Operation and Service Agreement (“OSA”) with SPEC to operate and provide certain services for the FSRU for SPEC for the duration of the ILA. The ILA and the OSA are collectively referred to as the “Höegh Grace charter.”

A subsidiary of Höegh LNG was party to the shipbuilding contract with HHI for the delivery of the Höegh Grace. This subsidiary of Höegh LNG transferred the Höegh Grace along with associated assets and liabilities to Höegh FSRU IV as of the delivery date of the FSRU by HHI on March 30, 2016.

On March 17, 2016, Höegh Colombia SAS was incorporated in Colombia as a limited liability company with Colombian tax residency. Höegh Colombia SAS is a 100% owned subsidiary of Grace Holding and will provide ship management services, including technical management, to SPEC under the OSA. The OSA was novated from Höegh LNG to Höegh Colombia SAS on October 17, 2016. In June 2016, the 100% ownership of Höegh FSRU IV, the owner of the Höegh Grace, was transferred to Grace Holding.

Höegh FSRU IV and the Partnership’s subsidiary Hoegh LNG Cyprus Limited, are borrowers under a term loan facility (the ‘‘Gallant/Grace Facility’’) secured by the Höegh Gallant and the Höegh Grace. The Gallant/Grace facility includes one commercial tranche and one export credit tranche related to the Höegh Grace (the “Grace Facility”) and includes two commercial tranches and one export credit tranche related to the Höegh Gallant (the “Gallant Facility”). As of September 30, 2016, there were $193.4 million of borrowings outstanding under the Grace Facility.

The following unaudited pro forma condensed consolidated and combined carve-out balance sheet as of September 30, 2016 and the following statements of income for the nine months ended September 30, 2016 and for the year ended December 31, 2015 have been derived from the Partnership's unaudited condensed interim consolidated and combined carve-out financial statements as of and for the nine months ended September 30, 2016 and the audited consolidated and combined carve-out statement of income for the year ended December 31, 2015 (“Höegh LNG Partners LP Historical”), and the unaudited condensed interim combined carve-out financial statements as of and for the nine months ended September 30, 2016 and the audited combined carve-out statement of income for the year ended for December 31, 2015 of Grace Holding (“Grace Holding Historical”) which present, among other things, the effects of the Acquisition and the Offering.

HÖEGH LNG PARTNERS LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated and combined carve-out financial statements should be read in conjunction with (i) the historical unaudited condensed interim consolidated and combined carve-out financial statements and related notes appearing in the Partnership's Report on Form 6-K for the nine months ended September 30, 2016, filed with the U.S. Securities and Exchange Commission (“SEC”) on November 17, 2016, (ii) the historical consolidated and combined carve-out financial statements and related notes appearing in the Partnership's Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 28, 2016, (iii) the historical condensed interim combined carve-out financial statements and related notes for Höegh LNG Colombia Holding Ltd. for the nine months ended September 30, 2016 appearing elsewhere in the Report on Form 6-K to which this document is an exhibit and (iv) the historical combined carve-out financial statements and related notes for Höegh LNG Colombia Holding Ltd. for the year ended December 31, 2015 appearing elsewhere in the Report on Form 6-K to which this document is an exhibit, (v) the assumptions and estimates underlying the unaudited adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated and combined carve-out balance sheet as of September 30, 2016 and (vi) the assumptions and estimates underlying the unaudited adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated and combined carve-out statements of income for the nine months ended September 30, 2016 and the year ended December 31, 2015. The pro forma information presented herein does not purport to be indicative of the results of operations that would have actually occurred had the Acquisition and the Offering occurred on the dates indicated.

HÖEGH LNG PARTNERS LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

BALANCE SHEET

As of September 30, 2016

(in thousands of U.S. dollars)

	Höegh LNG Partners LP Historical	Grace Holding Historical	Pro Forma Adjustments	Notes	Pro Forma Consolidated and Combined
ASSETS
Current assets
Cash and cash equivalents	$20,805	2,488	5,187	5(a)	$28,480
Restricted cash	7,229	20	—		7,249
Trade receivables	8,206	—	—		8,206
Amounts due from owners and affiliates	4,101	225	989	5(b)	5,315
Advances to joint ventures	6,450	—	—		6,450
Inventory	713	751	—		1,464
Current portion of net investment in direct financing lease	3,409	—	—		3,409
Prepaid expenses and other receivables	369	104			473
Total current assets	51,282	3,588	6,176		61,046
Long-term assets
Restricted cash	14,258	—	—		14,258
Vessels, net of accumulated depreciation	345,212	290,536	73,926	5(c)	709,674
Other equipment	610	27	—		637
Intangibles and goodwill	16,846	—	9,049	5(d)	25,895
Advances to joint ventures	2,311	—	—		2,311
Deferred charges	—	195	(195)	5(e)	—
Net investment in direct financing lease	287,526	—	—		287,526
Long-term deferred tax asset	2,213	—	—		2,213
Other long-term assets	7,429	—	—		7,429
Total long-term assets	676,405	290,758	82,780		1,049,943
Total assets	$727,687	294,346	88,956		$1,110,989

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated and combined carve-out balance sheet

HÖEGH LNG PARTNERS LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

BALANCE SHEET

As of September 30, 2016

(in thousands of U.S. dollars)

	Höegh LNG Partners LP Historical	Grace Holding Historical	Pro Forma Adjustments	Notes	Pro Forma Consolidated and Combined
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$32,208	13,250	—		$45,458
Trade payables	665	281	—		946
Amounts due to owners and affiliates	8,897	660	—		9,557
Loans and promissory notes due to owners and affiliates	—	133,146	(133,146)	5(f)	—
Value added and withholding tax liability	1,086	—	—		1,086
Derivative financial instruments	4,103	1,897	—		6,000
Current deferred tax liability	2,062	—	—		2,062
Accrued liabilities and other payables	18,553	201	—		18,754
Total current liabilities	67,574	149,435	(133,146)		83,863
Long-term liabilities
Accumulated losses of joint ventures	44,517	—	—		44,517
Long-term debt	308,025	177,888	4,617	5(g)	490,530
Revolving credit and seller’s credit due to owners and affiliates	52,422	—	—		52,422
Derivative financial instruments	11,129	3,646	—		14,775
Long-term deferred tax liability	667	—	—		667
Other long-term liabilities	12,436	—	—		12,436
Total long-term liabilities	429,196	181,534	4,617		615,347
Total liabilities	496,770	330,969	(128,529)		699,210
EQUITY
Owner’s equity	—	(29,070)	29,070		—
Common units public	202,708	—	101,196		303,904
Common units Höegh LNG	5,728	—	—		5,728
Subordinated units	35,614	—	—		35,614
Total partners’ capital	244,050	(29,070)	130,266		345,246
Accumulated other comprehensive income	(13,133)	(7,553)	—		(20,686)
Total partners’ equity	230,917	(36,623)	130,266	5(h)	324,560
Noncontrolling interests	—	—	87,219		87,219
Total equity	230,917	(36,623)	217,485		411,779
Total liabilities and equity	$727,687	294,346	88,956		$1,110,989

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated and combined carve-out balance sheet

HÖEGH LNG PARTNERS LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

STATEMENT OF INCOME

Nine months ended September 30, 2016

(in thousands of U.S. dollars, except per unit amounts)

	Höegh LNG Partners LP Historical	Grace Holding Historical	Pro Forma Adjustments	Notes	Pro Forma Consolidated and Combined
REVENUES
Time charter revenues	$67,799	1,150	—	5(d)	$68,949
Total revenues	67,799	1,150	—		68,949
OPERATING EXPENSES
Voyage expenses	—	(117)	—		(117)
Vessel operating expenses	(12,708)	(2,727)	—		(15,435)
Construction contract expenses	(315)	—	—		(315)
Administrative expenses	(7,036)	(1,835)	153	5(i)	(8,718)
Depreciation and amortization	(7,912)	(4,233)	(1,079)	5(c)	(13,224)
Total operating expenses	(27,971)	(8,912)	(926)		(37,809)
Equity in earnings (losses) of joint ventures	(2,010)	—	—		(2,010)
Total income (loss)	37,818	(7,762)	(926)		29,130
FINANCIAL INCOME (EXPENSE), NET
Interest income	697	—	—		697
Interest expense	(19,043)	(8,543)	3,540	5(f), 5(g)	(24,046)
Gain (loss) on derivative financial instruments	1,178	(250)	—		928
Other financial items, net	(2,779)	(1)	—		(2,780)
Total financial income (expense), net	(19,947)	(8,794)	3,540		(25,201)
Income (loss) before tax	17,871	(16,556)	2,614		3,929
Income tax expense	(1,426)	—	—		(1,426)
Consolidated net income (loss)	16,445	(16,556)	2,614		2,503
Less: Noncontrolling interest in net income (loss)	—	—	(6,832)		(6,832)
Controlling interest in net income (loss)	$16,445	(16,556)	9,446		$9,335

Earnings per unit
Common units public (basic and diluted)	$0.61			6	$0.09
Common units Höegh LNG (basic and diluted)	$0.63			6	$0.52
Subordinated units Höegh LNG (basic and diluted)	$0.63			6	$0.52

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated and combined carve-out statement of income

HÖEGH LNG PARTNERS LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

STATEMENT OF INCOME

Year ended December 31, 2015

(in thousands of U.S. dollars, except per unit amounts)

	Höegh LNG Partners LP Historical	Grace Holding Historical	Pro Forma Adjustments	Notes	Pro Forma Consolidated and Combined
REVENUES
Time charter revenues	$57,465	—	—	5(d)	$57,465
Total revenues	57,465	—	—		57,465
OPERATING EXPENSES
Vessel operating expenses	(9,679)	—	—		(9,679)
Administrative expenses	(8,733)	(2,217)	175	5(i)	(10,775)
Depreciation and amortization	(2,653)	—	—	5(c)	(2,653)
Total operating expenses	(21,065)	(2,217)	175		(23,107)
Equity in earnings (losses) of joint ventures	17,123	—	—		17,123
Total income (loss)	53,523	(2,217)	175		51,481
FINANCIAL INCOME (EXPENSE), NET
Interest income	7,568	—	—		7,568
Interest expense	(17,770)	(2,146)	1,284	5(f), 5(g)	(18,632)
Gain (loss) on derivative financial instruments	949	(926)	—		23
Other financial items, net	(2,678)	(4)	—		(2,682)
Total financial income (expense), net	(11,931)	(3,076)	1,284		(13,723)
Income (loss) before tax	41,592	(5,293)	1,459		37,758
Income tax expense	(313)	—	—		(313)
Consolidated net income (loss)	41,279	(5,293)	1,459		37,445
Less: Noncontrolling interest in net income (loss)	—	—	(1,879)		(1,879)
Controlling interest in net income (loss)	$41,279	(5,293)	3,338		$39,324

Earnings per unit
Common units public (basic and diluted)	$1.56			6	$1.01
Common units Höegh LNG (basic and diluted)	$1.57			6	$1.49
Subordinated units Höegh LNG (basic and diluted)	$1.57			6	$1.49

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated and combined carve-out statement of income

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL INFORMATION

(in thousands of U.S. dollars, except per unit amounts)

Note 1 – Basis of presentation

The unaudited pro forma condensed consolidated and combined carve-out balance sheet as of September 30, 2016 gives effect to the following transactions, as if the transactions had occurred on September 30, 2016. The unaudited pro forma condensed consolidated and combined carve-out statements of income for the nine months ended September 30, 2016 and for the year ended December 31, 2015 assume that the following transactions occurred on January 1, 2015:

•	the acquisition by Höegh LNG Partners Operating LLC, a wholly-owned subsidiary of the Partnership, of 51% of the shares in Grace Holding for a total consideration of $91.8 million ($188.7 million, less $96.9 million, the pro rata amount of indebtedness related to the Höegh Grace that is expected to be outstanding under the Grace Facility) and an estimated negative working capital adjustment of $0.1 million as of September 30, 2016;

•	the expected issuance by the Partnership of 5,500,000 common units to the public in the Offering the proceeds of which are to fund the Purchase Price of the Acquisition; and

•	the pre-acquisition restructuring of intercompany receivables and debt.

The pro forma adjustments reflected in the unaudited pro forma condensed consolidated and combined carve-out financial statements are based on currently available information and certain estimates and assumptions; therefore, actual values and results could differ from the pro forma adjustments. The Partnership expects to close the Acquisition within approximately 60 days following the closing of the Offering, subject to customary closing conditions and to acceptance of the Höegh Grace by its charterer pursuant to the Höegh Grace charter. Accordingly, estimates and assumptions will change based upon completion of the Acquisition at a subsequent date. However, management believes that the assumptions used provide a basis for presenting the significant effects of the Acquisition and the related transactions, and that the pro forma adjustments give appropriate effect to the assumptions.

The unaudited pro forma condensed consolidated and combined carve-out financial statements do not purport to represent the Partnership's results of operations or financial position after the Acquisition and the Offering, had such transactions actually been completed on the dates indicated. In addition, such pro forma financial statements do not project the Partnership's results of operations and financial position for any future date or period. The Höegh Grace had not commenced operations under the Höegh Grace charter as of the dates of these pro forma financial statements. The Partnership’s actual results of operations and financial position for future dates following the Acquisition will reflect the impact of operations under the Höegh Grace charter.

Note 2 – Summary of significant accounting policies

The unaudited pro forma condensed consolidated and combined carve-out financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). The accounting policies followed in preparing the unaudited pro forma condensed consolidated and combined carve-out financial statements are those used by the Partnership as set forth in its financial statements filed with the SEC on Form 20-F and combined carve-out financial statements of the Höegh LNG Colombia Holding Ltd. included elsewhere in this report on Form 6-K.

Note 3 – Offering

The Partnership intends to fund the Acquisition of 51% of the shares of Grace Holding by issuing 5,500,000 common units. The net proceeds of the Offering are estimated based on the closing common unit price of $18.92 of November 25, 2016 less estimated offering expenses and the underwriters’ discount. The net proceeds are estimated to be $93.7 million.

At the Partnership’s election, the Partnership could settle part of the Purchase Price with one or more promissory notes to Höegh LNG in an aggregate amount of up to $50 million. For purposes of the pro forma presentation, it is assumed the Purchase Price is settled with the proceeds of the Offering.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL INFORMATION

(in thousands of U.S. dollars, except per unit amounts)

Note 4 – Preliminary purchase price allocation

Pursuant to the partnership agreement, the general partner has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. Four of the seven board members were elected by the common unitholders at the Partnership’s first annual meeting of unitholders. As a result, Höegh LNG, as the owner of the general partner, does not have the power to control the Partnership’s board of directors or the Partnership, and the Partnership is not considered to be under the control of Höegh LNG for US GAAP purposes. Therefore, the sale of a controlling interest in a business from Höegh LNG to the Partnership is a change of control. Under terms of the Purchase Agreement, the Partnership will have control over Grace Holding through its equity interest of 51% and powers conveyed through agreements. As a result, the Acquisition of Grace Holding will be accounted for under the purchase method of accounting in accordance with ASC Topic 805, Business Combinations.

Under the purchase method of accounting when control is obtained, the noncontrolling interest is required to be measured at its fair value at the acquisition date. Management has concluded that the pro-rata values of the controlling and noncontrolling interests are the same. The fair value of the consideration transferred and the fair value of the 49% interest of the noncontrolling interest are allocated to assets acquired and liabilities assumed as of the acquisition date with any remaining unallocated amount recognized as goodwill.

The total fair value of the acquired business is estimated as follows:

(in thousands of U.S. dollars)
Fair value of consideration for controlling interest
Purchase price less debt assumed	$91,768
Working capital adjustment	(989)
Cash paid for controlling interest		90,779
Fair value of noncontrolling interest		87,219
Total fair value of acquired business		$177,998

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL INFORMATION

(in thousands of U.S. dollars, except per unit amounts)

The Partnership has performed a preliminary purchase price allocation of the fair market value of Grace Holding’s acquired assets and liabilities assumed as if the Acquisition had occurred as of September 30, 2016 as follows:

(in thousands of U.S. dollars)
Assets acquired
Cash and cash equivalents	$5,800
Restricted cash	20
Amounts due from owners and affiliates	225
Inventory	751
Prepaid expenses and other receivables	104
Vessel	364,462
Intangibles: Above market time charter	9,049
Other long-term assets	27
Total long-term assets excluding goodwill		380,438
Liabilities assumed
Trade payables	(281)
Amounts due from owners and affiliates	(660)
Accrued liabilities and other payables	(201)
Total long-term debt	(195,755)
Derivative financial instruments	(5,543)
Total liabilities assumed		(202,440)
Total identifiable net assets		177,998
Total identifiable net assets – Noncontrolling interest		87,219
Total identifiable net assets – Acquired share		$90,779

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma condensed consolidated and combined carve-out balance sheet and income statements, reflecting the higher fair value of the vessel than the historical cost impacting depreciation (note 5 (c)), above market time charter intangible (note 5(d)) and the higher fair value of the long term debt impacting interest expense (note 5 (f)). The final purchase price allocation will be determined when the Partnership has closed the Acquisition, updated estimates and assumptions to the Closing Date and completed the detailed valuations, necessary calculations and purchase price allocation. The final purchase price allocation could differ materially from the preliminary purchase price allocation used in the pro forma adjustments. The final purchase price allocation may include (1) changes in fair values of the vessel, (2) changes in allocations to intangible assets, (3) remaining unallocated amounts resulting in goodwill and (4) other changes to acquired assets and liabilities assumed.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL INFORMATION

(in thousands of U.S. dollars, except per unit amounts)

Note 5 – Pro forma adjustments and assumptions

The unaudited pro forma condensed consolidated and combined carve-out financial statements give pro forma effect to the following adjustments:

(a)	Cash and cash equivalents - represents the estimated payment of proceeds from the issuance of common units, net of underwriters’ discounts, the estimated transaction costs of the Offering, the estimated payment of the Purchase Price, and the estimated transaction costs of the Acquisition as follows:

(in thousands of U.S. dollars)
Net proceeds from issuance of common units (see note 5 (h))	$94,393
Expenses of offering (see note 5 (h))	(700)
Expenses of acquisition (see note 5 (h))	(50)
Purchase price paid (see note 4)	(91,768)
Purchase price allocation for difference in pro forma to actual debt at the expected acquisition date	3,312
Pro forma adjustment to cash and cash equivalents	$5,187

(b)	Reflects the receivable for estimated working capital adjustment based on the purchase price allocation shown in Note 4.

(c)	Vessels and depreciation and amortization - reflects the adjustment to vessels of $73.9 million to increase the basis of the Höegh Grace to fair value and the adjustment to depreciation as a result of the increase in the basis of the Höegh Grace. The estimated useful life of the Höegh Grace, excluding allocated portion to dry-docking, is 34.5 years. The fair value and useful life calculations are preliminary and subject to change after the Partnership closes the Acquisition and finalizes its valuation of the Höegh Grace.

The Höegh Grace was under construction during the year ended December 31, 2015 and was not operational as of December 31, 2015. The Höegh Grace was delivered from the shipyard on March 30, 2016; therefore, depreciation is calculated as from the delivery date of March 30, 2016.

The following table summarizes the changes in the estimated depreciation expense from the historical depreciation of Grace Holding and the resulting pro forma adjustment:

		Nine months
	Year ended	ended
	December 31,	September 30,
(in thousands of U.S. dollars)	2015	2016
Estimated depreciation expense	$—	$(5,312)
Less: Historical depreciation expense	—	(4,233)
Pro forma adjustment to depreciation and amortization	$—	$(1,079)

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL INFORMATION

(in thousands of U.S. dollars, except per unit amounts)

(d)	Intangibles and time charter revenues - reflects the adjustment of intangible assets acquired by the Partnership to their estimated fair value of $9.0 million and the adjustment for the amortization of the fair value of the intangible assets acquired by the Partnership. The Partnership identified intangible assets, including an intangible asset for the above market value of the time charter contract. The fair value calculations are preliminary and subject to change after the Partnership finalize its review of the Höegh Grace.

The contract related intangible and its useful life is estimated at 10 years for the intangible related to the above market time charter.

The Höegh Grace charter is expected to commence in December 2016; therefore, the amortization will be recognized as an adjustment to time charter revenues from the commencement date of the contract.

(e)	Deferred charges - represents the adjustment of historical deferred charges that do not qualify for recognition in the purchase price allocation.

(f)	Loans and promissory notes due to owners and interest expense - represents the net decrease of $133.1 million to loans and promissory notes due to owners from a pre-acquisition restructuring of intercompany debt and the resulting decrease in interest expense. Prior to the Acquisition, the counterparty receivable will be contributed to Grace Holding for the intercompany debt due from Höegh FSRU IV with the result that the intercompany receivable and debt and interest income and interest expense will eliminate in consolidation. Had the Acquisition occurred on January 1, 2015, the intercompany receivable would have been contributed and the interest expense on the intercompany debt would have been eliminated in consolidation as of that date. The pro forma adjustments to interest expense are as follows:

		Nine months
	Year ended	ended
	December 31,	September 30,
(in thousands of U.S. dollars)	2015	2016
Elimination of interest expense due to contribution of receivable	$1,284	$2,890
Pro forma adjustment to interest expense	$1,284	$2,890

(g)	Long-term debt and interest expense - represents (i) the adjustment of $2.4 million for the fair value of the long-term debt assumed, (ii) the elimination of the historical deferred debt issuance costs (not recognized as part of the purchase price allocation) of $2.2 million recorded net as part of long-term debt related to the Grace Facility, (iii) the elimination of the historical amortization of deferred debt issuance costs and (iv) the amortization of fair value of debt assumed (recognized as part of the preliminary purchase price allocation) as a component of interest expense.

The Höegh Grace was under construction during the year ended December 31, 2015 and was delivered from the shipyard on March 30, 2016. The Grace Facility was drawn on the delivery date of March 30, 2016.

The pro forma adjustments to interest expense are as follows:

		Nine months
	Year ended	ended
	December 31,	September 30,
(in thousands of U.S. dollars)	2015	2016
Elimination of historical amortization of debt issuance costs (Grace Facility)	$—	$333
Amortization of fair value of debt assumed (Grace Facility)	—	317
Pro forma adjustment to interest expense	$—	$650

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL INFORMATION

(in thousands of U.S. dollars, except per unit amounts)

(h)	Equity - represents the issuance of common units to finance the Acquisition and the elimination of the historical equity of Grace Holding, as follows:

((in thousands of U.S. dollars)
Net proceeds from issuance of common units	$94,393
Less: Expenses of offering	(700)
Less: Transaction cost paid in connection with the Acquisition	(50)
Less: Historical Grace Holding’s equity as of September 30, 2016	36,623
Pro forma adjustment to partners’ equity	$130,266

Transaction cost paid in connection with the Acquisition is estimated to be $0.1 million. In accordance with ASC 805, acquisition-related transaction costs and related charges are not included as a component of consideration to be transferred but are required to be expensed as occurred. The unaudited pro forma condensed consolidated and combined carve-out balance sheet reflects these costs as a reduction of cash with a corresponding decrease in retained earnings. These costs are not included in the unaudited pro forma condensed consolidated and combined carve-out income statements as they are directly related to the Acquisition and will be nonrecurring.

(i)	Administrative expenses - reflects the elimination of the administrative expenses of the Partnership that have been allocated to the combined carve-out financial statements of Grace Holding. As the administrative expenses are included in the historical statements of income of both the Partnership and Grace Holding, the amounts must be eliminated. The pro forma adjustments are as follows:

		Nine months
	Year ended	ended
	December 31,	September 30,
(in thousands of U.S. dollars)	2015	2016
Elimination of allocated administrative expenses	$175	$153
Pro forma adjustment to administrative expenses	$175	$153

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL INFORMATION

(in thousands of U.S. dollars, except per unit amounts)

Note 6 – Earnings per unit

Represents the increase in the weighted average units in connection with the issuance of 5,500,000 common units to finance the Acquisition.

The calculations of basic and diluted earnings per unit are presented below:

	As reported	As reported	Pro Forma	Pro Forma
	September 30,	December 31,	September 30,	December 31,
(in thousands of U.S. dollars, except per unit amounts)	2016	2015	2016	2015
Net income attributable to unitholders of Höegh LNG Partners LP	$16,445	41,279	9,335	$39,324
Less: Dividends paid or to be paid (1)	(32,910)	(37,609)	(32,910)	(37,609)
Under (over) distributed earnings	$(16,465)	3,670	(23,575)	$1,715
Under (over) distributed earnings attributable to:
Common units public	(6,912)	1,540	(12,261)	891
Common units Höegh LNG	(1,324)	295	(1,568)	114
Subordinated units Höegh LNG	(8,229)	1,835	(9,746)	710
	$(16,465)	3,670	(23,575)	$1,715

Basic weighted average units outstanding (in thousands)
Common units public	11,044	11,040	16,544	16,540
Common units Höegh LNG	2,116	2,116	2,116	2,116
Subordinated units Höegh LNG	13,156	13,156	13,156	13,156

Diluted weighted average units outstanding (in thousands)
Common units public	11,048	11,040	16,548	16,540
Common units Höegh LNG	2,116	2,116	2,116	2,116
Subordinated units Höegh LNG	13,156	13,156	13,156	13,156

Basic and diluted earnings per unit (2):
Common units public	$0.61	$1.56	$0.09	$1.01
Common units Höegh LNG (3)	$0.63	$1.57	$0.52	$1.49
Subordinated units Höegh LNG (3)	$0.63	$1.57	$0.52	$1.49

(1)	Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period, and is based on the numbers of units outstanding at the period end.

(2)	Effective June 3, 2016, the Partnership granted 21,500 phantom units to the CEO/CFO of the Partnership. One-third of the phantom units vest as of December 31, 2017, 2018 and 2019, respectively. The phantom units impact the diluted weighted average units outstanding; however, the increase in weighted average number of units was not significant enough to change the earnings per unit. Therefore, the basic and diluted earnings per unit are the same.

(3)	Includes total amounts attributable to incentive distributions rights of $113,227 for the three months ended and $339,634 for the nine months ended September 30, 2016. $15,688 for the three months ended and $47,059 for the nine months ended September 30, 2016 was attributed to common units owned by Höegh LNG. $97,538 for the three months ended and $292,575 for the nine months ended September 30, 2016 was attributed to subordinated units owned by Höegh LNG.